SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 29, 2010	By:	/S/ WANG ZHIQING
	Name:	Wang Zhiqing
	Title:	President

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular together with the form of proxy to the purchaser or transferee or to the bank or stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

CONTINUING CONNECTED TRANSACTIONS

APPOINTMENT OF A DIRECTOR

Independent financial adviser to

the Independent Board Committee and the

Independent Shareholders

Shenyin Wanguo Capital (H.K.) Limited

A letter from the board of directors of Sinopec Shanghai Petrochemical Company Limited is set out on pages 4 to 31 of this circular, and a letter from the Independent Board Committee is set out on pages 32 to

33 of this circular.

A letter from Shenyin Wanguo Capital (H.K.) Limited setting out its advice to the Independent Board

Committee is set out on pages 34 to 51 of this circular.

26 November 2010

DEFINITIONS

In this circular, unless the context otherwise requires the following expressions have the following meanings:

“2007 Announcement”	an announcement published on the website of HKEX and the website of Shanghai Stock Exchange on 19 October 2007 in respect of the continuing connected transactions pursuant to the Existing Framework Agreements

“2007 Circular”	a circular published on the website of HKEX on 29 October 2007 in respect of the continuing connected transactions pursuant to the Existing Framework Agreements

“2007 EGM”	the extraordinary meeting of shareholders of the Company held on 13 December 2007 to consider and approve the continuing connected transactions pursuant to the Existing Framework Agreements

“associate”	has the meaning given to it by the Hong Kong Listing Rules

“Board”	the board of Directors of the Company

“CBRC”	China Banking Regulatory Commission

“China Petrochemical Corporation”	a wholly State-owned enterprise incorporated in the PRC

“China Petroleum & Chemical Corporation”	a company incorporated in the PRC and listed on the Main Board of The Stock Exchange of Hong Kong Limited as well as in New York, London and Shanghai

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of The Stock Exchange of Hong Kong Limited as well as in Shanghai and New York

“Continuing Connected Transactions”	the on-going connected transactions to be conducted by the Company and China Petrochemical Corporation, China Petroleum & Chemical Corporation and its associates in respect of (i) purchase of raw materials by the Company; (ii) sale of petroleum products by the Company; (iii) sale of petrochemical products by the Company; (iv) leasing of properties by the Company; (v) agency sale of petrochemical products; (vi) provision of construction, installation and engineering design services; (vii) petrochemical industry insurance services; and (viii) provision of financial services by China Petrochemical Corporation and its associates, the terms of which are set out in the Renewed Framework Agreements

DEFINITIONS

“Director(s)”	director(s) of the Company, including independent non-executive Directors

“EGM”	extraordinary general meeting of Shareholders of the Company

“Existing Comprehensive Services Framework Agreement”	between the Company and China Petrochemical Corporation on 19 October 2007 in relation to the provision by China Petrochemical Corporation and its associates of construction, installation and engineering design services, petrochemical industry insurance services and financial services to the Company

“Existing Framework Agreements”	the Existing Mutual Product Supply and Sale Services Framework Agreement and the Existing Comprehensive Services Framework Agreement

“Existing Mutual Product Supply and Sale Services Framework Agreement”	the mutual product supply and sale services framework agreement entered into between the Company and China Petroleum & Chemical Corporation on 19 October 2007 in relation to the purchase of raw materials, the sale of petroleum products and petrochemical products, the property leasing and the provision of agency sale services of petrochemical products

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“HKEX”	Hong Kong Exchanges and Clearing Limited

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“H Shareholders”	the Shareholders of the Company who/which hold H shares of the Company

“Independent Board Committee”	the committee of independent Directors, consisting of independent non-executive Directors Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong, which has been formed to advise the Independent Shareholders in respect of the terms of the continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement and the proposed annual caps for the three years ending 31 December 2013

“Independent Shareholders”	shareholders other than China Petroleum & Chemical Corporation and its associates

DEFINITIONS

“Latest Practicable Date”	24 November 2010, being the latest practicable date before the printing of this circular for ascertaining certain information.

“PBOC”	People’s Bank of China

“PRC”	the People’s Republic of China

“Renewed Comprehensive Services Framework Agreement”	the framework agreement dated 11 November 2010 entered into between the Company and China Petrochemical Corporation in relation to the provision by China Petrochemical Corporation and its associates of construction, installation and engineering design services, petrochemical industry insurance services and financial services to the Company

“Renewed Framework Agreements”	the Renewed Comprehensive Services Framework Agreement and the Renewed Mutual Product Supply and Sale Services Framework Agreement

“Renewed Mutual Product and Sale Services Framework	The mutual product supply and sale services framework agreement dated 11 November 2010 entered into between the Company Agreement” and China Petroleum & Chemical Corporation in relation to the purchase of raw materials, the sale of petroleum products and petrochemical products, the property leasing and the provision of agency sale services of petrochemical products

“RMB”	Renminbi, the lawful currency of China

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

“SFO”	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

“Shareholders”	the shareholders of the Company

“Shenyin Wanguo”	Shenyin Wanguo Capital (H.K.) Limited

“Supervisors”	the supervisors of the Company

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Executive Directors:	Registered Office:
Rong Guangdao	48 Jinyi Road
Wu Haijun	Jinshan District
Shi Wei	Shanghai 200540
Li Honggen Dai Jinbao	PRC

Non-executive Directors:
Lei Dianwu
Xiang Hanyin

Independent non-executive Directors:
Chen Xinyuan
Sun Chiping
Jiang Zhiquan
Zhou Yunnong

26 November 2010

To the H Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

1.	INTRODUCTION

Reference is made to the Company’s announcement dated 11 November 2010 with respect to the resolutions passed at the 17th meeting of the sixth session of the Board on 11 November 2010 and the announcement dated 11 November 2010 with respect to the Continuing Connected Transactions.

As disclosed in the above announcements, the Continuing Connected Transactions and their proposed annual caps are subject to Independent Shareholders’ approval pursuant to the requirements under the Shanghai Listing Rules and the continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement and their proposed annual caps are subject to the Independent Shareholders’ approval under Chapter 14A of the Hong Kong Listing Rules. This circular is prepared in accordance with the Hong Kong Listing Rules and the Shanghai Listing Rules, respectively, with detailed information about the Continuing Connected Transactions. The EGM of the Company is to be held at Jinshan Roller-skating Stadium, No.5 Xincheng Road, Jinshan District, Shanghai,, the PRC on Tuesday, 28 December 2010 at 14:00 for the Independent Shareholders to consider, and if thought fit, approve the Continuing Connected Transactions and their proposed annual caps under the Renewed Framework Agreements. The notice of the EGM for the H Shareholders was published on the website of HKEX on 11 November 2010 and despatched to the H Shareholders on 12 November 2010.

LETTER FROM THE BOARD

2.	BACKGROUND TO THE CONTINUING CONNECTED TRANSACTIONS

Reference is made to the 2007 Announcement and the 2007 Circular in relation to the continuing connected transactions of the Company under the Existing Framework Agreements.

The Company entered into the Existing Framework Agreements on 19 October 2007, details of the Existing Framework Agreements were disclosed in the 2007 Announcement and the 2007 Circular. The then Independent Shareholders of the Company approved the continuing connected transactions under the Existing Framework Agreements and the associated annual caps for each of the three years ending 31 December 2008, 2009 and 2010 at the EGM of the Company held on 13 December 2007.

As the Existing Framework Agreements will expire on 31 December 2010 and the Company intends to continue to conduct similar transactions in the future in order to ensure the normal operation of the Company. The Board therefore proposes the Company to enter into the Renewed Framework Agreements with China Petrochemical Corporation and China Petroleum & Chemical Corporation respectively. Therefore, the Company must comply with the relevant requirements under Chapter 14A of the Hong Kong Listing Rules, including announcement requirement, reporting requirement, annual review requirement and where necessary, Independent Shareholders’ approval. Pursuant to the Shanghai Listing Rules, the Continuing Connected Transactions are subject to the approval by the Independent Shareholders and the relevant information disclosure procedures.

At the 17th meeting of the sixth session of the Board held on 11 November 2010, the Board approved each of the Continuing Connected Transactions and the execution of the Renewed Framework Agreements. The Company entered into the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Renewed Comprehensive Services Framework Agreement with China Petroleum & Chemical Corporation and China Petrochemical Corporation respectively on 11 November 2010.

An Independent Board Committee has been established to advise the Independent Shareholders as to the terms of the continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement and the proposed annual caps on the relevant continuing connected transactions for each of the three years ending 31 December 2011, 2012 and 2013. Pursuant to the Shanghai Listing Rules, the independent non-executive directors are required to opine on the Renewed Framework Agreements and the Continuing Connected Transactions.

LETTER FROM THE BOARD

3.	AN OVERVIEW OF THE CONTINUING CONNECTED TRANSACTIONS UNDER THE FRAMEWORK AGREEMENTS

Overview

Due to the special nature of the industry the Company operates in and as it is necessary for operation of business of the Company, the Company has, since its initial public offering on 6 July 1993, been conducting various transactions with China Petrochemical Corporation, China Petroleum & Chemical Corporation and their associates, including but not limited to the purchase of raw materials (e.g. crude oil, naphtha, ethylene, etc.), the sale of petroleum products (e.g. gasoline, diesel, jet fuel, liquefied petroleum gas, etc.), the sale of petrochemical products (e.g. butadiene, benzene, PX, EG, etc.), and the agency sale of petrochemical products. The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation on 19 October 2007, details of which were disclosed in the 2007 Announcement and the 2007 Circular. The then Independent Shareholders of the Company approved the continuing connected transactions under the Existing Mutual Product Supply and Sale Services Framework Agreement at the 2007 EGM. As the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2010 and the Company intends to continue to conduct similar transactions in the future, the Board proposes the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation.

The Company has also from time to time obtained, in its ordinary and usual course of business, various non-core business services from service providers (including China Petroleum Corporation and its associates) to support and supplement the Company’s core business. These services include construction, installation and engineering design services, petrochemical industry insurance services and financial services. Accordingly, the Company entered into the Existing Comprehensive Services Framework Agreement with China Petrochemical Corporation on 19 October 2007, details of which were disclosed in the 2007 Announcement and the 2007 Circular. The then Independent Shareholders of the Company approved the continuing connected transactions under the Existing Comprehensive Services Framework Agreement at the 2007 EGM. As the Existing Comprehensive Services Framework Agreement will expire on 31 December 2010 and the Company intends to continue to conduct similar transactions in the future, the Board proposes the Company to enter into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain these services.

LETTER FROM THE BOARD

The table below sets forth a summary of each of the Continuing Connected Transactions pursuant to the Existing Framework Agreements and the Renewed Framework Agreements:

				Historical figures (RMB in millions)			Historical annual caps approved in 2007 (RMB in millions)			Estimated annual caps (RMB in millions)
Category of connected transaction	Segment by product or activity	Connected parties	Expiry date	For the year ended 31 December		For the six months ended 30 June	For the year ending 31 December			For the year ending 31 December
				2008	2009	2010	2008	2009	2010	2011	2012	2013

Mutual Product Supply and Sale Services Framework Agreement

Purchase of raw materials	Crude oil, petrochemical feedstocks (e.g. naphtha, ethylene, etc.), other raw materials and goods	The provision of raw materials and goods to the Company by China Petroleum & Chemical Corporation and its associates	Three years expiring on 31 December 2013	42,734	24,263	15,986	53,000	63,000	73,000	47,300	57,700	81,000

Sale of petroleum products	Petroleum products (including gasoline, diesel, jet fuel, and liquefied petroleum gas etc.)	The sale of petroleum products by the Company to China Petroleum & Chemical Corporation and its associates	Three years expiring on 31 December 2013	24,682	20,313	13,030	28,000	36,500	45,000	36,600	52,000	75,000

Sale of petrochemical products	Petrochemical products (e.g. butadiene, benzene, PX and EG etc.)	The sale of petrochemical products by the Company to China Petroleum & Chemical Corporation and its associates	Three years expiring on 31 December 2013	4,607	6,289	5,188	7,000	8,500	11,000	16,100	17,400	20,900

Property leasing	Property leasing services of certain housing units at Huamin Empire Plaza, No.728, Yanan Road West, Shanghai	The provision of property leasing services by the Company to China Petroleum and Chemical Corporation and its associates	Three years expiring on 31 December 2013	14	15	9	28	30	33	28	31	32

LETTER FROM THE BOARD

				Historical figures			Historical annual caps approved in 2007			Estimated annual caps
				(RMB in millions)			(RMB in millions)			(RMB in millions)
Category of connected transaction	Segment by product or activity	Connected parties	Expiry date	For the year ended 31 December		For the six months ended 30 June	For the year ending 31 December			For the year ending 31 December
				2008	2009	2010	2008	2009	2010	2011	2012	2013

Mutual Product Supply and Sale Services Framework Agreement

Agency sale of petrochemical products	Resins, synthetic fiber monomers and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products	The provision of agency sale services to the Company by China Petroleum & Chemical Corporation and its associates	Three years expiring on 31 December 2013	146	116	84	250	310	380	290	310	390

Comprehensive Services Framework Agreement

Construction, installation and engineering design services	The provision of construction, installation and engineering design services regarding petrochemical plant	Provided to the Company by China Petrochemical Corporation and its associates	Three years expiring on 31 December 2013	115	165	36	550	330	550	665	640	420

Petrochemical industry insurance services	The provision of comprehensive insurance services regarding the production of petrochemicals	Provided to the Company by China Petrochemical Corporation	Three years expiring on 31 December 2013	94	88	56	110	120	130	135	141	174

Financial services	The provision of financial services, including the arrangement of deposits, loans, financing leases, acceptance or discounting of bills, guarantees, and other financial services	Provided to the Company by an associate of China Petrochemical Corporation (Sinopec Finance Company Limited)	Three years expiring on 31 December 2013	26	26	15	40	45	50	164	229	308

LETTER FROM THE BOARD

4.	THE CONNECTED PARTIES AND THEIR RELATIONSHIPS

At present, China Petroleum & Chemical Corporation holds 55.56% equity interest of the Company’s issued share capital and is the controlling shareholder of the Company. China Petrochemical Corporation is the de facto controller of the Company. Certain information regarding China Petroleum & Chemical Corporation and China Petrochemical Corporation is set out as follows:

Name of company:	China Petroleum & Chemical Corporation	China Petrochemical Corporation

Registered address:	No.22 North Avenue, Chao Yang Men, Chaoyang District, Beijing, PRC	No.22 North Avenue, Chao Yang Men, Chaoyang District, Beijing, PRC

Company type:	Joint stock limited company (listed in Hong Kong, Shanghai, New York and London)	State owned-enterprise

Authorized representative:	Su Shulin	Su Shulin

Date of incorporation:	February 2000	July 1998

Term of operation:	Permanent and renewable term	Permanent and renewable term

Registered capital:	RMB86.7 billion	RMB130.6 billion

Principal operation:	Exploring for, extracting, pipeline transporting and selling petroleum and natural gas; oil refining; production, sale, storage and transportation of petrochemical products, fibre, chemical fertilizer and other chemical products, importing and exporting, or agency services of importing and exporting petroleum, natural gas, petroleum product, other chemical products, other commodities and technology; exploring, designing and constructing of petroleum and petrochemical projects; maintaining and repairing petroleum and petrochemical equipment; producing electromechanical equipment; researching, developing and applying technology and information

LETTER FROM THE BOARD

The ownership and controlling relationship between the Company and its de facto controller are set out below:

Both China Petroleum & Chemical Corporation and China Petrochemical Corporation are substantial shareholders as defined in the Hong Kong Listing Rules and are controlling shareholders and de facto controllers under the Shanghai Listing Rules. Therefore, China Petroleum & Chemical Corporation and China Petrochemical Corporation and their associates are connected persons of the Company under the Hong Kong Listing Rules and the Shanghai Listing Rules.

In addition, an associate of China Petroleum & Chemical Corporation holds 22.67% equity interests in one of the Company’s subsidiaries, China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”). Therefore Jinshan Associated Trading is a connected person of the Company pursuant to Rule 14A.11(5) of the Hong Kong Listing Rules and the relevant rules of Shanghai Listing Rules.

The Company and each of the connected parties involved in the continuing connected transactions (except where the connected party is China Petrochemical Corporation) are owned by the same ultimate beneficial owner, China Petrochemical Corporation, either directly or indirectly.

5.	BACKGROUND, REASONS FOR THE TRANSACTIONS, PRICING POLICIES AND THE PROPOSED ANNUAL CAPS

5.1	Purchase of raw materials

Background: The Company produces over 60 different types of products representing a broad range of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. Each of these products is created from the chemical processing of crude oil, naphtha, ethylene, propylene, aromatics and other intermediate petrochemicals. In order to ensure a steady, orderly, continuing and efficient operation of the Company, since the Company’s initial public offering on 6 July 1993, the Company has been purchasing and will continue to purchase most of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods (such as spare parts) which are necessary for maintaining a production material balance from or via China Petroleum & Chemical Corporation and its associates at market prices, in order to produce various types of products.

LETTER FROM THE BOARD

The table below sets out the historical figures of the Company’s aggregate purchases of petrochemical raw materials and other materials and goods from China Petroleum & Chemical Corporation and China Petroleum & Chemical Corporation’s associates for each of the two years ended 31 December 2008 and 2009 and for the six months ended 30 June 2010:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2008	2009	2010

Aggregate purchases of petrochemical raw materials and other materials and goods from China Petroleum & Chemical Corporation and its associates	42,734	24,263	15,986

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement, which included the continuing connected transaction regarding the purchase of raw materials, with China Petroleum & Chemical Corporation on 19 October 2007. The Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions thereunder were approved at the 2007 EGM. As at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions thereunder continue to have full effect and remain unchanged. However, as the Existing Mutual Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2010, the Board proposes the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation so as to continue to purchase petrochemical raw materials and other materials and goods which are necessary for production material balance from or via China Petroleum & Chemical Corporation and its associates at market price for the three years ending 31 December 2011, 2012 and 2013.

Reasons for such transactions: As the Company does not possess a considerable amount of reserves crude oil and other raw materials, it is necessary for the Company to continue to purchase raw materials to ensure continuing operation of its business. The oil and petrochemical industry in the PRC has always been subject to extensive regulations by the PRC government which implements a regulation on issuing licences to qualified crude oil business operators. The Company may only purchase from companies with such licence and China Petroleum & Chemical Corporation and its associates (e.g. China International United Petroleum & Chemicals Co., Ltd) possess such licence. In addition, China Petroleum & Chemical Corporation and its associates have large crude oil storage tanks and pipeline transportation facilities close to the Company’s production site. The Company considers that using the pipeline facilities of China Petroleum & Chemical Corporation and its associates to import crude oil will ensure stable and secured supply of crude oil and reduce transportation costs of crude oil.

LETTER FROM THE BOARD

The Company has been purchasing petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods at market prices from or via China Petroleum & Chemical Corporation and its associates (including China International United Petroleum & Chemicals Co., Ltd., Sinopec Pipeline Transport and Storage Company, Sinopec Shanghai Gao Qiao Company etc.). Any interruption of raw materials supply from China Petroleum & Chemical Corporation would increase difficulty and costs of operation of the Company, and therefore definitely cause a material adverse impact on the Company’s production of its petroleum and petrochemical products.

Accordingly, the Board believes that reliability and stability of supply of raw materials is crucial to the safe, steady, long-term, fully-loaded and optimised operation of the Company and it is in the interest of the Company and its shareholders as a whole to continue the purchase of raw materials from or via China Petroleum & Chemical Corporation and its associates, and all independent non-executive Directors of the Company agree with this view.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the purchase of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods from or via China Petroleum & Chemical Corporation and its associates are priced in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s purchases shall follow the State tariffs; or

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s purchases shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s purchases shall be determined in accordance with the prevailing market prices (including any bidding prices).

The Company will settle the payment for its raw material purchases by way of cash payments in accordance with the payment terms set out in each of the individual contracts for the purchase of such raw materials.

Annual caps: For the three years ending 31 December 2011, 2012 and 2013, the Company proposes that the annual transaction values in relation to the purchase of raw materials from China Petroleum & Chemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB47.3 billion, RMB57.7 billion and RMB81.0 billion, respectively. In 2007, the then Independent Shareholders of the Company approved the annual caps of RMB53.0 billion, RMB63.0 billion and RMB73.0 billion in relation to the purchase of raw materials for the two years ended 31 December 2008 and 2009 and the year ending 31 December 2010, respectively. The annual caps for 2008 and 2009 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2010 will be exceeded.

LETTER FROM THE BOARD

The annual caps for the three years ending 31 December 2011, 2012 and 2013 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of purchases of raw materials from or via China Petroleum & Chemical Corporation and its associates;

(b)	the Company’s estimate of its business growth;

(c)	the Company’s estimate of the increase in its production capacity;

(d)	the Company’s estimate of the increase in the price of raw materials; and

(e)	the Company’s estimate of the impact of possible price fluctuations brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market, apart from the price fluctuations brought by ordinary demand and supply balance.

The Company plans to implement the refinery revamping and expansion project (including a 3,900,000 T/Y residue oil hydrotreating plant and 3,500,000 T/Y catalytic cracker etc.). Upon completion of the project, the Company’s capacity and depth of crude oil processing will be further enhanced, and therefore the Company’s demand for petrochemical raw materials including crude oil and other materials and goods will be increased as well.

Besides, the Company is aware that the proposed annual cap for the year ending 31 December 2013 has increased to a large extent as compared to the annual caps of 2011 and 2012. This is principally because the Company estimated that its capacity of processing crude oil would increase after implementation of the refinery revamping and expansion project and that prices of international crude oil and other raw materials may further increase which will directly lead to an increase in the purchase prices of its raw materials.

Crude oil constitutes a very big portion in the abovementioned annual caps for purchase of raw materials, and the caps are closely linked to the level of crude oil prices. Apart from the supply/demand balance, crude oil prices have been increasingly affected by factors including geopolitics in recent years and gradually evolved into a financial investment derivative. Various speculative gimmicks and media hypes have aggravated the fluctuation of crude oil prices. Crude oil is one of the most important raw materials used in the Company’s production and accounts for generally over 60% of the Company’s sales cost. Giving first priority to the performance/price ratio and taking into account the technical and process features of the Company’s refining and chemical production plants, the Company has adopted a strategy featuring balanced sourcing, reasonable inventory and risk control, using business entities with crude oil business operation licences granted by the government including China Petroleum & Chemical Corporation and its associates as oil sourcing and transportation agent in both domestic and international crude oil markets. In order to lower crude oil transportation costs, the Company also makes full use of China Petroleum and Chemical Corporation’s Ningbo-Shanghai-Nanjing pipeline and its deep water crude oil terminal in Ningbo which is capable of berthing VLCC. China Petroleum & Chemical Corporation and its associates (China International United Petroleum & Chemicals Co., Ltd. and Sinopec Pipeline Transport and Storage Company), acting as the Company’s agent, currently handles sourcing and transportation of about 2/3 of the crude oil the Company processes. The Company manages the outsourced purchase, transportation and storage in different ways according to the type of the business unit, crude oil and oil prices, and conducts account reconciliation on a monthly basis. The Company keeps close track of the market and makes choice of the type and quantity of oil on its own, leaving the price to be decided by the market. The aforementioned annual caps include FOB price, the stage-one cost of delivery to the crude oil terminal in Ningbo by VLCC, the stage-two cost of delivery to the Company through Ningbo- Shanghai-Nanjing pipeline plus shipping loss and port administration fee.

LETTER FROM THE BOARD

5.2	Sale of petroleum products

Background: Transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc., are subject to regulations by the PRC government which implements a regulation on issuing licences to qualified petroleum products business operators. The Company is only allowed to sell petroleum products to companies with the licences. China Petroleum & Chemical Corporation and its associates (e.g. Sinopec Marketing Company Huadong Branch) possess such licences, hence, since the Company’s initial public offering on 6 July 1993, the Company has been selling and will continue to sell petroleum products to China Petroleum & Chemical Corporation and its associates.

China Petroleum & Chemical Corporation was one of the Company’s five largest customers for each of the two years ended 31 December 2008 and 2009 and for the six months ended 30 June 2010. The table below sets out the historical figures of the Company’s aggregate sales of petroleum products to China Petroleum & Chemical Corporation and its associates for each of the two years ended 31 December 2008 and 2009 and for the six months ended 30 June 2010:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June 2010
	2008	2009

Aggregate sale of petroleum products to China Petroleum & Chemical Corporation and its associates	24,682	20,313	13,030

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement, which included the continuing connected transaction regarding the sale of petroleum products, with China Petroleum & Chemical Corporation on 19 October 2007. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions thereunder were approved at the 2007 EGM. As at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions thereunder continue to have full effect and remain unchanged. However, as the Existing Mutual Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2010, the Board proposes the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation so as to continue the sale of petroleum products to China Petroleum & Chemical Corporation and its associates for the three years ending 31 December 2011, 2012 and 2013.

LETTER FROM THE BOARD

Reasons for such transactions: China’s oil and petrochemical industry has always been subject to extensive regulation by the PRC government. Transactions involving the sale and purchase of petroleum products are controlled by the PRC government. Accordingly, the Company’s sale of petroleum products is governed by the relevant PRC regulations and measures. In addition, China Petroleum & Chemical Corporation and its associates own widespread petroleum products sales network and possess a fairly high market share in domestic petroleum product market. Therefore, selling petroleum products via the channel of China Petroleum & Chemical Corporation and its associates would help the Company benefit from its solid commercial network and improve the Company’s competitiveness.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the sale of petroleum products to China Petroleum & Chemical Corporation and its associates is determined in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs;

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

China Petroleum & Chemical Corporation and its associates will settle payment for their purchases of the Company’s petroleum products by way of cash payments in accordance with the payment terms set out in each of the individual sales contracts for the sale of such petroleum products.

Annual caps: For the three years ending 31 December 2011, 2012 and 2013, the Company proposes that the annual transaction values in relation to the sale of petroleum products to China Petroleum & Chemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB36.6 billion, RMB52.0 billion and RMB75.0 billion, respectively. In 2007, the then Independent Shareholders of the Company approved the annual caps of RMB28.0 billion, RMB36.5 billion and RMB45.0 billion in relation to the sale of petrochemical products for the two years ended 31 December 2008 and 2009 and the year ending 31 December 2010, respectively. The annual caps for 2008 and 2009 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2010 will be exceeded.

LETTER FROM THE BOARD

The annual caps for the three years ending 31 December 2011, 2012 and 2013 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the sale of petroleum products to China Petroleum & Chemical Corporation and its associates;

(b)	the current prices of petroleum products and expectations on the improvement of the State’s petroleum products pricing mechanism;

(c)	the Company’s estimate of the increase in international crude oil prices;

(d)	the Company’s estimate of the increase in its production capacity of petroleum products; and

(e)	the Company’s estimate of the impact of possible price fluctuations brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market, apart from the price fluctuations brought by ordinary demand and supply balance.

The Company plans to implement the refinery revamping and expansion project (including constructing 3,900,000 T/Y residue oil hydrotreating plant and 3,500,000 T/Y catalytic cracker etc.). Upon completion of the project, the production capacity of petroleum products of the Company will be further increased. Accordingly, the Company expects the sale of its petroleum products to increase substantially as a result of the production capacity expansion.

The Company is aware that the proposed annual caps for the years ending 31 December 2011, 2012 and 2013 have increased as compared to the previous annual caps, which is primarily due to the Company’s expectation of the further increase of price of petroleum products following the increase of price of raw materials and of the abovementioned increase in its production capacity of petroleum products.

5.3	Sale of petrochemical products

Background: In addition to sale of petroleum products, the Company has in the past in the ordinary and usual course of its business sold certain petrochemical products, including butadiene, benzene, PX and EG etc., to China Petroleum & Chemical Corporation and its associates.

LETTER FROM THE BOARD

The table below sets forth the historical figures of the Company’s total sales of its petrochemical products to China Petroleum & Chemical Corporation and its associates for each of the two years ended 31 December 2008 and 2009 and for the six months ended 30 June 2010:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June 2010
	2008	2009

Total Sale of petrochemical products to China Petroleum & Chemical Corporation and its associates	4,607	6,289	5,188

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement, which included the continuing connected transaction regarding the sale of petrochemical products, with China Petroleum & Chemical Corporation on 19 October 2007. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions thereunder were approved at the 2007 EGM. As at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions thereunder continue to have full effect and remain unchanged. However, as the Existing Mutual Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2010, the Board proposes the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation so as to continue the sale of its petrochemical products to China Petroleum & Chemical Corporation and its associates for the three years ending 31 December 2011, 2012 and 2013.

Reasons for such transactions: The Company believes that sale of petrochemical products to China Petroleum & Chemical Corporation and its associates at market price reduces the needs for a prolonged stocking of its petrochemical products in its inventory, optimises its operation, reduces impact of fluctuation of market demand to the largest extent and ensures stable profits. In addition, as the Company has already established an amicable customer-supplier relationship with China Petroleum & Chemical Corporation, it believes that an alliance with a reputable international petrochemical corporation such as China Petroleum & Chemical Corporation can retain stable client and assist the development and market expansion for its products.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the sale of petrochemical products to China Petroleum & Chemical Corporation and its associates are determined according to the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs;

LETTER FROM THE BOARD

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

China Petroleum & Chemical Corporation and its associates will settle payment for their purchases of the Company’s petrochemical products by way of cash payments in accordance with the payment terms set out in each of the individual sales contracts for the sale of such petrochemical products.

Annual caps: For the three years ending 31 December 2011, 2012 and 2013, the Company proposes the annual transaction values in relation to the sale of petrochemical products to China Petroleum & Chemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB16.1 billion, RMB17.4 billion and RMB20.9 billion, respectively. In 2007, the then Independent Shareholders of the Company approved the annual caps of RMB7.0 billion, RMB8.5 billion and RMB11.0 billion in relation to the sale of petrochemical products for the two years ended 31 December 2008 and 2009 and the year ending 31 December 2010, respectively. The annual caps for 2008 and 2009 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2010 will be exceeded.

The annual caps for the three years ending 31 December 2011, 2012 and 2013 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the sale of its petrochemical products to China Petroleum & Chemical Corporation and its associates;

(b)	the Company’s estimate of the increase in the costs of raw materials;

(c)	the Company’s estimate of the increase in its production capacity of petrochemical products;

(d)	the Company’s estimate of the increase in the market prices of petrochemical products; and

(e)	the Company’s estimate of the impact of possible price fluctuations brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market, apart from the price fluctuations brought by ordinary demand and supply balance.

The Company plans to implement the refinery revamping and expansion project (including construction of 3,900,000 T/Y residue oil hydrotreating plant and 3,500,000 T/Y catalytic cracker etc.) and other projects such as installing 10,000 T/Y isopentene plant, 1,500 T/Y carbon fiber plant and 100,000 T/Y EVA plant. Completion of the abovementioned projects will further increase the production capacity of petrochemical products of the Company. Accordingly, the Company expects the sale of its petrochemical products to increase substantially as a result of the production capacity expansion.

LETTER FROM THE BOARD

The Company is aware that the proposed annual caps for the years ending 31 December 2011, 2012 and 2013 have substantially increased as compared to the previous annual caps, which is primarily due to the increase of the production capacity of the Company as mentioned above and expansion of business and change of trade mode of the Company’s subsidiary, Jinshan Associated Trading.

5.4	Property leasing

Background: In 2004, the Company purchased the property rights of the 16th to 28th floors of Huamin Empire Plaza, No.728 Yan’an Road West, Shanghai, to be used as the Company’s city office while part of the property was leased out. In 2007, the Company decided to lease the property to China Petroleum & Chemical Corporation and its associates considering their strong financial background and included the property leasing into the Existing Mutual Product Supply and Sales Services Framework Agreement.

The table below sets forth the historical figures of the Company’s annual transaction values in relation to property leasing to China Petroleum & Chemical Corporation and its associates for each of the two years ended 31 December 2008 and 2009 and for the six months ended 30 June 2010:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June 2010
	2008	2009

Annual transaction values in relation to property leasing to China Petroleum & Chemical Corporation and its associates	14	15	9

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation on 19 October 2007, which included the relevant continuing connected transaction regarding leasing of property. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions thereunder were approved at the 2007 EGM. As at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions thereunder continue to have full effect and remain unchanged. However, as the Existing Mutual Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2010, the Board proposes the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation so as to continue leasing property to China Petroleum & Chemical Corporation and its associates for the three years ending 31 December 2011, 2012 and 2013.

LETTER FROM THE BOARD

Reasons for such transactions: Part of the property is leased to China Petroleum & Chemical Corporation and its associates. Taking into account (i) the solid financial background and reputation of China Petroleum & Chemical Corporation and (ii) the fact that China Petroleum & Chemical Corporation is able to rent many rooms for a relatively long period of time, the Board proposes the Company to continue leasing the property to China Petroleum & Chemical Corporation and its associates in the future.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Service Framework Agreement, leasing of property to China Petroleum & Chemical Corporation and its associates is priced in accordance with the then market prices. The Company will generally receive rental payments in cash payments in accordance with the rental payment terms set out in the individual lease agreement.

Annual caps: For the three years ending 31 December 2011, 2012 and 2013, the Company proposes that the annual transaction values in relation to property leasing to China Petroleum & Chemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB28 million, RMB31 million and RMB32 million, respectively. In 2007, the then Independent Shareholders of the Company approved the annual caps of RMB28 million, RMB30 million and RMB33 million in relation to the leasing of property for the two years ended 31 December 2008 and 2009 and the year ending 31 December 2010, respectively. The annual caps for 2008 and 2009 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2010 will be exceeded.

The annual caps for the three years ending 31 December 2011, 2012 and 2013 are determined with reference to:

(a)	the market prices of similar properties in Shanghai in the past three years; and

(b)	the Company’s estimate of the increase in rental prices for office properties in Shanghai.

5.5	Agency sale of petrochemical products

Background: In the ordinary and usual course of the Company’s business, the Company has in the past entered into sale arrangements with its agents pursuant to which the agents will, on behalf of the Company, procure purchasers for the Company’s petrochemical products, including resins, synthetic fiber monomers and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products, on a commission basis.

LETTER FROM THE BOARD

The sales agents with whom the Company entered into these ongoing arrangements include China Petroleum & Chemical Corporation and its associates. The table below sets forth the historical figures of the aggregate agency commissions that the Company paid to China Petroleum & Chemical Corporation and its associates for each of the two years ended 31 December 2008 and 2009 and for the six months ended 30 June 2010:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2008	2009	2010

Aggregate agency commissions the Company paid to China Petroleum & Chemical Corporation and its associates	146	116	84

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation on 19 October 2007, which included the continuing connected transaction regarding agency sale of petrochemical products. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions thereunder were approved at the 2007 EGM. As at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions thereunder continue to have full effect and remain unchanged. However, as the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2010, the Board proposes the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation so as to continue to appoint China Petroleum & Chemical Corporation and its associates as agents of the Company in respect of the agency sale of the Company’s petrochemical products for the three years ending 31 December 2011, 2012 and 2013.

Reasons for such transactions: Trading, distribution and marketing of the Company’s products are important elements in the success of the business of the Company. China Petroleum & Chemical Corporation is one of the largest petrochemical companies in the world and has a strong global trading, distribution and marketing network. The Company considers that by appointing China Petroleum & Chemical Corporation and its associates as its sales agents, it will benefit from China Petroleum & Chemical Corporation’s experience, expertise and strong global network, increase the sales of its petrochemical products, avoid horizontal trade competition with China Petroleum & Chemical Corporation and its associates and further improve the Company’s bargaining position with customers.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the commissions payable to China Petroleum & Chemical Corporation and its associates in connection with the agency sale of the Company’s petrochemical products are determined on the prevailing market commission rates for agency sale of the Company’s petrochemical products.

LETTER FROM THE BOARD

The Company will pay the commissions by way of cash payments generally on a monthly basis.

Annual caps: For the three years ending 31 December 2011, 2012 and 2013, the Company proposes the annual agency commission payable to China Petroleum & Chemical Corporation and its associates for sale of the Company’s petrochemical products shall not, in aggregate, exceed the annual caps of RMB0.29 billion, RMB0.31 billion and RMB0.39 billion, respectively. In 2007, the then Independent Shareholders of the Company approved the annual caps of RMB0.25 billion, RMB0.31 billion and RMB0.38 billion in relation to the annual agency sale of the Company’s petrochemical products for the two years ended 31 December 2008 and 2009 and the year ending 31 December 2010, respectively. The annual caps for 2008 and 2009 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2010 will be exceeded.

The annual caps for the three years ending 31 December 2011, 2012 and 2013 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of agency sale of petrochemical products through China Petroleum & Chemical Corporation and its associates;

(b)	the Company’s estimate of the increase in petrochemical product prices resulting from the increase in international crude oil prices; and

(c)	the Company’s estimate of its increase in production capacity.

The Company plans to implement the refinery revamping and expansion project (including construction of 3,900,000 T/Y residue oil hydrotreating plant and 3,500,000 T/Y catalytic cracker etc.) and other projects such as installing 10,000 T/Y isopentene plant, 1,500 T/Y carbon fiber plant and 100,000 T/Y EVA plant. Completion of the abovementioned projects will further increase the production capacity of petrochemical products of the Company. Accordingly, the Company expects the agency sale of its petrochemical products to increase substantially as a result of the production capacity expansion.

5.6	Provision of construction installation and engineering design services

Background: In order to upgrade and optimize existing products and processes and to develop and improve new technology, products, processes and equipment relating to its business, the Company maintains several technology development centers and research institutes. The detailed engineering and implementation of such designs are carried out by external service providers.

Since the Company’s initial public offering on 6 July 1993, the Company has from time to time obtained, in the ordinary and usual course of its business, construction, installation and engineering design services from external service providers including China Petrochemical Corporation Ningbo Engineering Company Limited and China Petrochemical Corporation Shanghai Engineering Company Limited, both of which are subsidiaries of China Petrochemical Corporation.

LETTER FROM THE BOARD

The table below sets forth the historical figures of the aggregate construction, installation and engineering design fees the Company paid to China Petrochemical Corporation and its associates for each of the two years ended 31 December 2008 and 2009 and for the six months ended 30 June 2010:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2008	2009	2010

Aggregate construction, installation and engineering design fees the Company paid to China Petrochemical Corporation and its associates	115	165	36

The Company entered into the Existing Comprehensive Services Framework Agreement with China Petrochemical Corporation on 19 October 2007, which included the continuing connected transaction regarding construction, installation and engineering design with China Petrochemical Corporation. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions thereunder were approved at the 2007 EGM. As at the date of this announcement, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions thereunder continue to have full effect and remain unchanged. However, as the Existing Comprehensive Services Framework Agreement will expire soon on 31 December 2010, the Board proposes the Company to enter into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain construction, installation and engineering design services from China Petrochemical Corporation and its associates for the three years ending 31 December 2011, 2012 and 2013.

Reasons for such transactions: The Company believes that China Petrochemical Corporation and its associates have consistently been able to meet the Company’s stringent demands for highly technical design, as well as construction and installation specifications and timely delivery of services of good quality. As the Company considers that having reliable and co-operative service providers are important and beneficial to the Company, obtaining services from China Petrochemical Corporation and its associates allows the Company to ensure timely completion of its future projects while maintaining the requisite quality. In addition, obtaining construction, installation and engineering design services from China Petrochemical Corporation and its associates will minimize the risk of leakage of intellectual property and trade secrets to third parties in the process of providing such services.

Pricing: Pursuant to the Renewed Comprehensive Services Framework Agreement, the fees payable to China Petrochemical Corporation and its associates in relation to the provision of construction, installation and engineering design services are priced according to the prevailing market prices (including any bidding prices) for such services.

LETTER FROM THE BOARD

The Company will settle the fees by way of cash payments in accordance with the payment terms set out in each of the individual service contracts for the provision of such services.

Annual caps: For the three years ending 31 December 2011, 2012 and 2013, the Company proposes that the annual fees payable in relation to the provision of construction, installation and engineering design services by China Petrochemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB0.665 billion, RMB0.64 billion and RMB0.42 billion, respectively. In 2007, the then Independent Shareholders of the Company approved annual caps of RMB0.55 billion, RMB0.33 billion and RMB0.55 billion in relation to the provision of construction, installation and engineering design services for the two years ended 31 December 2008 and 2009 and the year ending 31 December 2010, respectively. The annual caps for 2008 and 2009 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2010 will be exceeded.

The annual caps for the three years ending 31 December 2011, 2012 and 2013 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of construction, installation and engineering design services by China Petrochemical Corporation and its associates;

(b)	the Company’s estimate of the construction, installation and engineering design services costs which are required to satisfy its existing and future development; and

(c)	the Company’s estimate of the increase in the market prices of construction, installation and engineering design services based on the historical economic data and data in relation to the future economic growth in the PRC.

Besides, the Company is aware that the annual caps for the years ending 31 December 2011 and 2012 have been increased compared to the previous annual caps. This is primarily due to the implementation of the following projects:

•	the refinery revamping and expansion project, including construction of 3,900,000 T/Y residue hydrotreating plant and 3,500,000 T/Y catalytic cracker and other facilities;

•	planned installation of 100,000 T/Y EVA plant;

•	planned installation of 1,500 T/Y carbon fiber plant;

•	planned installation of 10,000 T/Y isopentene plant; and

•	other technology upgrading and energy-saving projects.

LETTER FROM THE BOARD

5.7	Provision of petrochemical industry insurance services

Background: Since the Company’s initial public offering on 6 July 1993, the Company has been, in the ordinary and usual course of its business, using insurance services provided by China Petrochemical Corporation for the insurance of its petrochemicals production, property, facilities and inventory.

The table below sets forth the historical figures of the aggregate insurance premium the Company paid to China Petrochemical Corporation for each of the two years ended 31 December 2008 and 2009 and for the six months ended 30 June 2010:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2008	2009	2010

Aggregate insurance premium the Company paid to China Petrochemical Corporation	94	88	56

The Company entered into the Existing Comprehensive Services Framework Agreement, which included the continuing connected transaction regarding the provision of petrochemical industry insurance services, with China Petrochemical Corporation on 19 October 2007. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions thereunder were approved at the 2007 EGM. As at the date of this announcement, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions thereunder continue to have full effect and remain unchanged. However, as the Existing Comprehensive Services Framework Agreement will expire soon on 31 December 2010, the Board proposes the Company to enter into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain petrochemical industry insurance services from China Petrochemical Corporation and its associates for the three years ending 31 December 2011, 2012 and 2013.

Reasons for such transactions: Captive insurance has been widely adopted in the petrochemical industry. The Ministry of Finance has already granted approval for China Petrochemical Corporation to provide captive insurance services to its affiliates. The Company believes that maintaining a suitable insurance coverage over the Company’s operation is important and will minimize the Company’s risk exposure. Obtaining insurance services from China Petrochemical Corporation allows the Company to secure essential insurance coverage over its operation and is therefore beneficial to the Company.

Pricing: Pursuant to the Renewed Comprehensive Services Framework Agreement, the premiums payable to China Petrochemical Corporation and its associates in relation to the provision of petrochemical industry insurance services are priced according to the relevant administrative measures promulgated by the Ministry of Finance and China Petrochemical Corporation which provided that such premiums should be calculated based on the fixed asset value and the inventory of the Company.

LETTER FROM THE BOARD

The Company will pay the insurance premiums by way of cash payments.

Annual caps: For the three years ending 31 December 2011, 2012 and 2013, the Company proposes that the annual insurance premiums payable to China Petrochemical Corporation and its associates in relation to the provision of petrochemical industry insurance services shall not, in aggregate, exceed the annual caps of RMB0.135 billion, RMB0.141 billion and RMB0.174 billion, respectively. In 2007, the then Independent Shareholders of the Company approved the annual caps of RMB0.11 billion, RMB0.12 billion and RMB0.13 billion in relation to the provision of petrochemical industry insurance services for the two years ended 31 December 2008 and 2009 and the year ending 31 December 2010. The annual caps for 2008 and 2009 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2010 will be exceeded.

The annual caps for the three years ending 31 December 2011, 2012 and 2013 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of petrochemical industry insurance services by China Petrochemical Corporation;

(b)	the Company’s estimate of the growth in the value of its facilities in view of the Company’s existing and future development; and

(c)	the Company’s estimate of the increase in the market prices for the provision of petrochemical industry insurance services in the PRC.

The implementation of the following projects is expected to expand the asset size of the Company and therefore increase the premium of insurance:

•	the refinery revamping and expansion project, including construction of 3,900,000 T/Y residue hydrotreating plant and 3,500,000 T/Y catalytic cracker and other facilities;

•	planned installation of 100,000 T/Y EVA plant;

•	planned installation of 1,500 T/Y carbon fiber plant; and

•	planned installation of 10,000 T/Y isopentene plant, etc.

LETTER FROM THE BOARD

5.8	Provision of financial services

Background: Sinopec Finance Company Limited (“Sinopec Finance”) is a non-bank finance company approved and regulated by the PBOC and the CBRC, and is an associate of China Petrochemical Corporation. The Company has been obtaining from Sinopec Finance certain financial services including:

•	deposit services;

•	loan services;

•	financing lease services;

•	bill acceptance or discounting services;

•	guarantee services; and

•	any other services provided by Sinopec Finance as approved by the CBRC.

The table below sets forth the historical figures of the aggregate fees the Company paid to Sinopec Finance for each of the two years ended 31 December 2008 and 2009 and for the six months ended 30 June 2010:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2008	2009	2010

Aggregate fees the Company paid to Sinopec Finance	26	26	15

The Company entered into the Existing Comprehensive Services Framework Agreement, which included the continuing connected transaction regarding the provision of financial services, with China Petrochemical Corporation on 19 October 2007. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions thereunder were approved at the 2007 EGM. As at the date of this announcement, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions thereunder continue to have full effect and remain unchanged. However, as the Existing Comprehensive Services Framework Agreement will expire soon on 31 December 2010, the Board proposes the Company to enter into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain financial services from Sinopec Finance for the three years ending 31 December 2011, 2012 and 2013.

LETTER FROM THE BOARD

Essentially, the financial services the Company will use are loans from Sinopec Finance, collecting and making payments, and discounting services. There is no deposit from the Company with Sinopec Finance. When loans are granted to the Company by Sinopec Finance, the Company usually leaves a certain portion of the loan with Sinopec Finance for the sole purpose of making payments. The financial services listed above on page 27 are the types of services Sinopec Finance was permitted by the CBRC to provide.

As the loans provided by Sinopec Finance are on an unsecured basis and on normal commercial terms, the loans are financial assistance exempt from reporting, announcement and Independent Shareholders’ approval requirements pursuant to rule 14A.65(4) of the Hong Kong Listing Rules. The loans from Sinopec Finance are on normal commercial terms as they are on terms no less favourable than terms provided by commercial banks in China.

Reasons for such transactions: The Company considers that having reliable and co-operative financial services are important to its business as the nature of the Company’s business means that transactions often involve payment of large sums of money. The ability to obtain timely financial services, such as loan facilities, discounting services and so forth is essential to the Company. The financial services provided by Sinopec Finance have always been for the benefit of the Company and are, in the Company’s opinion, generally on no less favourable terms as compared to the terms offered by other financial institutions.

Pricing: The fees and charges payable by the Company to Sinopec Finance under the Renewed Comprehensive Services Framework Agreement will be determined by reference to the applicable fees and charges specified by the PBOC and the CBRC for the relevant services from time to time, and if neither the PBOC nor the CBRC has specified a fee or charge for a particular service, then the services will be provided by Sinopec Finance on terms no less favourable than terms available from the commercial banks in China.

The Company will settle the fees and charges by way of cash payments in accordance with the payment terms set out in each of the individual financing agreements to be entered into with Sinopec Finance for the provision of such financial services.

Annual caps: For the three years ending 31 December 2011, 2012 and 2013, the Company proposes the annual fees payable to Sinopec Finance in relation to the provision of financial services shall not, in aggregate, exceed the annual caps of RMB164 million, RMB229 million and RMB308 million, respectively. The annual caps for the three years ending 31 December 2011, 2012 and 2013 only include the service fees and charges. In 2007, the then Independent Shareholders of the Company approved the annual caps of RMB40 million, RMB45 million and RMB50 million in relation to the provision of financial services for the two years ended 31 December 2008 and 2009 and the year ending 31 December 2010. The annual caps for 2008 and 2009 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2010 will be exceeded.

LETTER FROM THE BOARD

The annual caps for the three years ending 31 December 2011, 2012 and 2013 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of financial services by Sinopec Finance Company Limited;

(b)	the Company’s estimate of its business growth;

(c)	the Company’s volume of transactions involving the use of financial services; and

(d)	the Company’s estimate of the increase in the market prices of financial services.

The Company is aware that the proposed annual caps for the years ending 31 December 2011, 2012 and 2013 have increased as compared to the previous annual caps. This is primarily due to the planned implementation of the refinery revamping and expansion project (including construction of 3,900,000 T/ Y residue hydrotreating plant and 3,500,000 T/Y catalytic cracker etc.), and planned installation of 10,000 T/Y isopentene plant, 1,500 T/Y carbon fiber plant and 100,000 T/Y EVA plant. Construction of such projects will increase demand of capital of the Company. In the meantime, completion of such projects will further increase the production scale of the Company, which will increase demand of working capital of the Company.

6.	IMPLICATION UNDER THE HONG KONG LISTING RULES AND THE SHANGHAI LISTING RULES

In respect of the continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement, the relevant percentage ratios applicable for the purpose of Chapter 14A of the Hong Kong Listing Rules are expected to exceed 5% on an annual basis in the on-going performance of the Renewed Mutual Product Supply and Sale Services Framework Agreement. The continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement therefore constitute non-exempt continuing connected transactions of the Company under the Hong Kong Listing Rules, and such transactions together with the associated annual caps will be subject to the approval by the Independent Shareholders at the EGM.

In respect of the continuing connected transactions under the Renewed Comprehensive Services Framework Agreement, as the relevant applicable percentage ratios set out in the Hong Kong Listing Rules are expected to be less than 5% on an annual basis, such transactions fall within Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Hong Kong Listing Rules.

However, under the Shanghai Listing Rules, the Renewed Mutual Product Supply and Sales Services Framework Agreement and the continuing connected transactions contained therein and the Renewed Comprehensive Services Framework Agreement and the continuing connected transactions contained therein must be approved by the Independent Shareholders at the EGM.

LETTER FROM THE BOARD

7.	BOARD APPROVAL & APPROVAL OF INDEPENDENT SHAREHOLDERS

At the 17th meeting of the sixth session of the Board on 11 November 2010, the Board approved each of the Continuing Connected Transactions and the terms and execution of the Renewed Framework Agreements. None of the directors have a material interest in the Continuing Connected Transactions under the Hong Kong Listing Rules. Pursuant to the Shanghai Listing Rules, the then Directors Mr. Rong Guangdao, Mr. Du Chongjun, Mr. Wu Haijun, Mr. Lei Dianwu and Mr. Xiang Hanyin who were deemed interested in these transactions as they work in companies which are connected persons of the Company, abstained from voting at the Board meeting.

The Board takes the view that the terms of the Renewed Framework Agreements and the terms of the Continuing Connected Transactions thereunder (including the proposed annual caps) are fair and reasonable, on normal commercial terms and are entered into in the usual and ordinary course of business and that the Continuing Connected Transactions are in the interests of the Company and its shareholders as a whole.

The Company will seek Independent Shareholders’ approval of the Renewed Framework Agreements and the Continuing Connected Transactions thereunder as well as the proposed annual caps for each of the three years ending 31 December 2011, 2012 and 2013 on the Continuing Connected Transactions. In addition, the Company shall comply with the other relevant requirements under the Shanghai Listing Rules and Chapter 14A of the Hong Kong Listing Rules in relation to the Continuing Connected Transactions.

8.	PROPOSED APPOINTMENT OF A DIRECTOR

One of the directors, Mr. Du Chongjun resigned on 11 November 2010 by submitting his resignation letter to the board. Pursuant to the articles of association of the Company, his resignation has become effective. To fill up the vacancy of the sixth session of the Board, the Board proposed for the appointment of Mr. Wang Zhiqing as a director of the Company. The appointment shall be subject to the approval of shareholders of the Company at the EGM. For biographical details of Mr. Wang Zhiqing, please refer to Appendix II to this Circular.

9.	EXTRAORDINARY GENERAL MEETING

The Company will seek Independent Shareholders’ approval of the Renewed Framework Agreements and the Continuing Connected Transactions contained therein, as well as the proposed annual caps for the three years ending 31 December 2011, 2012 and 2013, on the relevant Continuing Connected Transactions. In addition, the Company shall comply with the relevant requirements under Shanghai Listing Rules and Chapter 14A of the Hong Kong Listing Rules in relation to the Continuing Connected Transactions and the Renewed Framework Agreements.

LETTER FROM THE BOARD

In accordance with the Hong Kong Listing Rules and Shanghai Listing Rules, China Petroleum & Chemical Corporation and its associates will abstain from voting on the resolution to approve the Renewed Framework Agreements and the Continuing Connected Transactions at the EGM. As at the Latest Practicable Date, according to the knowledge of the Company, only China Petroleum & Chemical Corporation needs to abstain from voting at the EGM. China Petroleum & Chemical Corporation controls the voting rights in respect of its shares in the Company. The associates of China Petroleum & Chemical Corporation are not shareholders of the Company. Please refer to page 53 of the circular for the number and percentage of shareholding interest of China Petroleum & Chemical Corporation.

The notice of the EGM for the H Shareholders was published on the website of HKEX on 11 November 2010 and despatched to the H Shareholders on 12 November 2010.

10.	RECOMMENDATION

The Board recommends that the Independent Shareholders vote in favour of the resolution to approve the Renewed Framework Agreements and the Continuing Connected Transactions and the proposed annual caps for the years ending 31 December 2011, 2012 and 2013 at the EGM to be held at Jinshan Roller-skating Stadium, No.5, Xincheng Road, Jinshan District, Shanghai, the PRC on Tuesday, 28 December 2010 at 14:00.

Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders, which is set out on pages 32 to 33 of this circular, and which contains their recommendation.

The advice of Shenyin Wanguo to the Independent Board Committee on the fairness and reasonableness of the continuing connected transactions under the Renewed Mutual Product Supply and Sales Services Framework Agreement is set out on pages 34 to 51 of this circular.

11.	ADDITIONAL INFORMATION

Your attention is drawn to the general information set out in the Appendixes to this circular. The notice of EGM for the H Shareholders was published on the website of HKEX on 11 November 2010 and despatched to the H Shareholders on 12 November 2010.

Yours faithfully,
By Order of the Board
Zhang Jingming
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

26 November 2010

To the Independent Shareholders

of Sinopec Shanghai Petrochemical Company Limited

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular dated 26 November 2010 (the “Circular”) issued by the Company, of which this letter forms a part. Terms defined in the Circular shall have the same meanings herein.

We have been appointed to constitute the Independent Board Committee to make a recommendation to the Independent Shareholders as to whether, in our view, (i) the terms of the Renewed Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contained therein and (ii) the proposed annual caps on each continuing connected transaction for the years ending 31 December 2011, 2012 and 2013, as set out on pages 7 to 8 of this Circular, are fair and reasonable so far as the Independent Shareholders are concerned. Shenyin Wanguo has been appointed as an independent financial adviser to advise us and the Independent Shareholders on the fairness and reasonableness of (i) the terms of the Renewed Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contained therein and (ii) the proposed annual caps on each continuing connected transaction for the years ending 31 December 2011, 2012 and 2013.

Having considered the information set out in the letter from the Board, and the principal factors, reasons and recommendation set out in the letter of advice from Shenyin Wanguo, we are of the opinion that (i) the terms of the Renewed Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contained therein and the (ii) proposed annual caps on each continuing connected transaction for the years ending 31 December 2011, 2012 and 2013 are on normal commercial terms in the ordinary and usual course of business and fair and reasonable, so far as the Independent Shareholders are concerned. We consider that the (i) terms of the Renewed Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contained therein and (ii) the proposed annual caps on each continuing connected transaction for the years ending 31 December 2011, 2012 and 2013 are in the interests of the Company as well as the Shareholders as a whole.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Accordingly, we recommend that the Independent Shareholders vote in favour of the resolution to approve (i) the terms of the Renewed Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contained therein and (ii) the proposed annual caps on each continuing connected transaction for the years ending 31 December 2011, 2012 and 2013 at the EGM to be held at Jinshan Roller-skating Stadium, No.5, Xincheng Road, Jinshan District, Shanghai, the PRC on Tuesday, 28 December 2010 at 14:00.

Yours faithfully,
For and on behalf of the Independent Board Committee

Chen Xinyuan	Sun Chiping
Independent Non-executive Director	Independent Non-executive Director
Jiang Zhiquan	Zhou Yunnong
Independent Non-executive Director	Independent Non-executive Director

LETTER OF ADVICE FROM SHENYIN WANGUO CAPITAL (H.K.) LIMITED

The following is the text of a letter of advice dated 26 November 2010 received from Shenyin Wanguo which has been prepared for incorporation into this circular:

Shenyin Wanguo Capital (H.K.) Limited

28th Floor, Citibank Tower

Citibank Plaza

3 Garden Road

Hong Kong

26 November 2010

To the Independent Board Committee and the Independent Shareholders of

Sinopec Shanghai Petrochemical Company Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Renewed Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contained therein, as well as the proposed annual caps relating thereto for each of the three years ending 31 December 2013 (the “Annual Caps”), details of which are set out in the circular of the Company to the H Shareholders dated 26 November 2010 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meaning as those defined in the Circular unless the context herein requires otherwise.

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation on 19 October 2007, details of which were disclosed in the 2007 Announcement and the 2007 Circular. The then Independent Shareholders approved the continuing connected transactions under the Existing Mutual Product Supply and Sale Services Framework Agreement at the 2007 EGM. As the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2010 and the Company intends to continue to conduct similar transactions in the future, the Board proposes the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation.

As set out in the letter from the Board contained in the Circular (the “Letter from the Board”), China Petroleum & Chemical Corporation holds 55.56% of the Company’s issued share capital and is the controlling shareholder of the Company. As China Petroleum & Chemical Corporation is a substantial shareholder (as defined in the Hong Kong Listing Rules) of the Company, China Petroleum & Chemical Corporation and its associates are connected persons of the Company under the Hong Kong Listing Rules. The continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Annual Caps are subject to Independent Shareholders’ approval pursuant to the requirements under Chapter 14A of the Hong Kong Listing Rules. China Petroleum & Chemical Corporation and its associates will abstain from voting on the resolutions to approve the Renewed Framework Agreements and the Continuing Connected Transactions at the EGM.

LETTER OF ADVICE FROM SHENYIN WANGUO CAPITAL (H.K.) LIMITED

Mr. Chen Xinyuan, Mr. Sun Chiping, Mr. Jiang Zhiquan and Mr. Zhou Yunnong, being all the independent non-executive Directors, have been appointed to constitute the Independent Board Committee to advise the Independent Shareholders in respect of the terms of the continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Annual Caps. We have been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

BASIS OF OPINION

In formulating our opinion, we have relied on the information and facts supplied, and the opinions and representations expressed to us by the Company, the Directors and the representatives of the Company, and the statements, information, opinions and representations contained or referred to in the Circular. We have assumed that all such information, facts, opinions and representations, which have been provided by the Company, the Directors and the representatives of the Company, and for which they are solely and wholly responsible, were true, accurate and complete at the time they were made and will continue to be true at the date of the EGM. We have also assumed that all statements and information supplied, and opinions and representations made by the Directors and the representatives of the Company were reasonably made after due enquiry. We have also relied on the representations of the Directors that, having made all reasonable enquiries and to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in the Circular misleading. We consider that we have reviewed sufficient information to justify our reliance on such information and to form a reasonable basis for our opinion. We have not, however, conducted any independent verification of the information provided by the Company, the Directors and the representatives of the Company, nor have we carried out any independent investigation into the business or affairs or future prospects of the Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the terms of the Renewed Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contained therein, as well as the Annual Caps, we have taken the following factors and reasons into consideration:

I.	Principal business of the Company and China Petroleum & Chemical Corporation

(i)	The Company

The Company is a highly integrated petrochemical enterprise which processes crude oil into petroleum products, intermediate petrochemical products, resins & plastics, fibre polymers and synthetic fibre.

LETTER OF ADVICE FROM SHENYIN WANGUO CAPITAL (H.K.) LIMITED

(ii)	China Petroleum & Chemical Corporation

The principal operations of China Petroleum & Chemical Corporation include exploring for, extracting, pipeline transporting and selling petroleum and natural gas; oil refining; production, sale, storage and transportation of petrochemical products, fibre, chemical fertilizer and other chemical products, importing and exporting, or agency services of importing and exporting petroleum, natural gas, petroleum product, other chemical products, other commodities and technology; exploring, designing and constructing of petroleum and petrochemical projects; maintaining and repairing petroleum and petrochemical equipment; producing electromechanical equipment; researching, developing and applying technology and information.

In addition, as stated in the Letter from the Board, an associate of China Petroleum & Chemical Corporation holds 22.67% equity interests in Jinshan Associated Trading, a subsidiary of the Company. Therefore, Jinshan Associated Trading is a connected person of the Company pursuant to the Hong Kong Listing Rules. Accordingly, the transactions between the Company and Jinshan Associated Trading have and will become continuing connected transactions of the Company and the entire amount of such transactions will be included in the calculation of the annual caps in respect of the relevant continuing connected transactions.

II.	Reasons for entering into the Renewed Mutual Product Supply and Sale Services Framework Agreement

The Company has, since its initial public offering on 6 July 1993, been conducting various transactions with China Petroleum & Chemical Corporation and its associates, including but not limited to the purchase of raw materials (e.g. crude oil, naphtha, ethylene, etc.), the sale of petroleum products (e.g. gasoline, diesel, jet fuel, liquefied petroleum gas, etc.), the sale of petrochemical products (e.g. butadiene, benzene, PX, EG, etc.) and the agency sale of petrochemical products.

The details of the Existing Mutual Product Supply and Sale Services Framework Agreement were set out in the 2007 Circular, and such agreement was approved at the 2007 EGM. As the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2010 and the Company intends to continue to conduct similar transactions in the future, the Board proposes the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation. The terms of the Renewed Mutual Product Supply and Sale Services Framework Agreement are substantially the same as those set out in the Existing Mutual Product Supply and Sale Services Framework Agreement. Details of the Renewed Mutual Product Supply and Sale Services Framework Agreement are set out in the Letter from the Board.

In view of the long-term co-operative business relationship between the Company and China Petroleum & Chemical Corporation in carrying out the continuing connected transactions contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement to facilitate the Company’s production and operation, we consider that the continuation of the transactions with China Petroleum & Chemical Corporation will assist the Group in ensuring its normal operation.

LETTER OF ADVICE FROM SHENYIN WANGUO CAPITAL (H.K.) LIMITED

III.	The Continuing Connected Transactions

The table below sets out a brief description of each category of the continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement.

Category of continuing connected transaction	Description

Purchase of raw materials	Purchase of crude oil, petrochemical feedstocks (e.g. naphtha, ethylene, etc.), other raw materials and goods by the Company

Sale of petroleum products	Sale of petroleum products (including gasoline, diesel, jet fuel, and liquefied petroleum gas, etc.) by the Company

Sale of petrochemical products	Sale of petrochemical products (e.g. butadiene, benzene, PX and EG, etc.) by the Company

Property leasing	Provision of property leasing services of certain housing units at Huamin Empire Plaza, No.728, Yanan Road West, Shanghai by the Company

Agency sale of petrochemical products	Provision of agency sale services regarding resins, synthetic fibre monomers and polymers, synthetic fibres, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products to the Company

We note that the types of products and services contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement are the same as those in the Existing Mutual Product Supply and Sale Services Framework Agreement, which was approved at the 2007 EGM. Given the principal business of the Company and the nature of the transactions contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement as set out above, we consider that the continuing connected transactions contemplated under such agreement are carried out in the ordinary and usual course of business of the Company.

(i)	Purchase of raw materials

The Group produces over 60 different types of products representing a broad range of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products and needs to purchase crude oil, petrochemical feedstocks (such as naphtha and ethylene) and other raw materials for the production of such products. As the Company does not possess a considerable amount of reserves of crude oil or other raw materials, it is necessary to continue to purchase raw materials to ensure continuing operation of its business. In order to ensure a steady, orderly, continuing and efficient operation of the Company, since its initial public offering on 6 July 1993, the Company has been purchasing most of its petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods (such as spare parts) to meet its production requirements from or via China Petroleum & Chemical Corporation and its associates at market prices, in order to produce various types of products.

LETTER OF ADVICE FROM SHENYIN WANGUO CAPITAL (H.K.) LIMITED

In the PRC, sales of crude oil are governed by the relevant PRC regulations and measures. The effect of these regulations and measures limits the number of companies that are permitted to conduct sales of crude oil in the PRC. The PRC government has implemented regulations on issuing licences to qualified crude oil business operators. The Company may only purchase crude oil from companies that have been granted crude oil sales operation qualifications by the Ministry of Commerce of the PRC. We note that China Petroleum & Chemical Corporation and certain of its associates have been granted such qualifications. Moreover, as stated in the Letter from the Board, China Petroleum & Chemical Corporation and its associates have large crude oil storage tanks and pipeline transportation facilities close to the Company’s production site. The Company considers that using the pipeline facilities of China Petroleum & Chemical Corporation and its associates to import crude oil will ensure stable and secured supply of crude oil and reduce transportation costs of crude oil. As mentioned in the Letter from the Board, in order to lower crude oil transportation costs, the Company makes full use of China Petroleum and Chemical Corporation’s Ningbo-Shanghai-Nanjing pipeline and its deep water crude oil terminal in Ningbo which is capable of berthing very large crude carriers. Having considered the above, we are of the view that the purchase of raw materials under the Renewed Mutual Product Supply and Sale Services Framework Agreement will allow the Company to secure a stable supply of raw materials required to support its production of various types of products.

We note that the terms for purchases of crude oil, other raw materials and goods under the Renewed Mutual Product Supply and Sale Services Framework Agreement remain the same as compared to the Existing Mutual Product Supply and Sale Services Framework Agreement. Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the purchase of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods from or via China Petroleum & Chemical Corporation and its associates is priced in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s purchases shall follow the State tariffs; or

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s purchases shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s purchases shall be determined in accordance with the prevailing market prices (including any bidding prices).

LETTER OF ADVICE FROM SHENYIN WANGUO CAPITAL (H.K.) LIMITED

The Company will settle the payment for its raw material purchases by way of cash payments in accordance with the payment terms set out in each of the individual contracts for the purchase of such raw materials.

Based on the above pricing policy, the purchase prices of raw materials will be set in the order from (a) to (c). We note from the Letter from the Board that the Company has been purchasing and will continue to purchase most of its petrochemical raw materials as well as other materials and goods from or via China Petroleum & Chemical Corporation and its associates at market prices. Based on our review of the contracts provided to us by the Company in relation to the historical purchases of raw materials by the Company from an associate of China Petroleum & Chemical Corporation, and an independent third party, respectively, we note that the purchase prices of raw materials from the relevant associate of China Petroleum & Chemical Corporation are basically in line with those offered to the Company by the independent third party.

Based on the above, we are of the view that the aforesaid terms of the purchases of raw materials are on normal commercial terms, fair and reasonable so far as the Company and the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

(ii)	Sale of petroleum products

Transactions involving sale and purchase of petroleum products are subject to regulations by the PRC government which implements a regulation on issuing licences to qualified petroleum products business operators. As set out in the Letter from the Board, the Company is only allowed to sell petroleum products to companies with the licences, and China Petroleum & Chemical Corporation and its associates (e.g. Sinopec Marketing Company Huadong Branch) possess such licences. We also note from the Letter from the Board that selling petroleum products via the channel of China Petroleum & Chemical Corporation and its associates would help the Company benefit from its solid commercial network and improve the Company’s competitiveness as China Petroleum & Chemical Corporation and its associates own widespread petroleum products sales network and possess a fairly high market share in the domestic petroleum product market. The Company has been selling petroleum products to China Petroleum & Chemical Corporation and its associates since the Company’s initial public offering on 6 July 1993. It is noted that China Petroleum & Chemical Corporation was one of the Company’s five largest customers for each of the two years ended 31 December 2008 and 2009 and for the six months ended 30 June 2010. In view of the above, we consider that the sale of petroleum products under the Renewed Mutual Product Supply and Sale Services Framework Agreement is beneficial to the Company as it will increase the overall revenue of the Company.

We note that the terms for sale of petroleum products under the Renewed Mutual Product Supply and Sale Services Framework Agreement remain the same as compared to the Existing Mutual Product Supply and Sale Services Framework Agreement. The types of petroleum products to be supplied by the Company to China Petroleum & Chemical Corporation and its associates under the Renewed Mutual Product Supply and Sale Services Framework Agreement include gasoline, diesel, jet fuel and liquefied petroleum gas. China Petroleum & Chemical Corporation and its associates will settle payment for their purchases of the Company’s petroleum products by way of cash payments in accordance with the payment terms set out in each of the individual sales contracts for the sale of such petroleum products.

LETTER OF ADVICE FROM SHENYIN WANGUO CAPITAL (H.K.) LIMITED

Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the sale of petroleum products to China Petroleum & Chemical Corporation and its associates is determined in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs; or

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

Based on the above pricing policy, the sales prices of petroleum products will be set in the order from (a) to (c). As advised by the Company, the prices charged by the Company in relation to the sale of petroleum products are in accordance with the relevant pricing requirements stipulated by the PRC government. We consider that State tariffs and guidance prices provide fair pricing references as they are set under government directions. We have been provided by the Company with the Notice of the National Development and Reform Commission of the PRC on the Increase in Prices of Petroleum Products dated 25 October 2010 (Fa Gai Dian [2010] No. 357) (the “Notice”), which took effect on 26 October 2010. Based on our review of an invoice in relation to the sale of a petroleum product supplied to us by the Company, we note that the sales price of the relevant petroleum product charged to the associate of China Petroleum & Chemical Corporation is in line with the guidance price for the relevant product stipulated in the Notice. As such, we are of the opinion that the above pricing policy is fair and reasonable so far as the Independent Shareholders are concerned.

In view of the above, we consider that the aforesaid terms of the sales of petroleum products are on normal commercial terms, fair and reasonable so far as the Company and the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

(iii)	Sale of petrochemical products

In addition to the sale of petroleum products, the Company has in the past in its ordinary and usual course of business sold certain petrochemical products to China Petroleum & Chemical Corporation and its associates. The Company believes that the sale of petrochemical products to China Petroleum & Chemical Corporation and its associates at market prices will reduce the need for a prolonged stocking of its petrochemical products in its inventory, optimise its operation, reduce impact of fluctuation of market demand and ensure stable profits. Having considered the established business relationship between the Company and China Petroleum & Chemical Corporation, we are of the view that the sale of petrochemical products under the Renewed Mutual Product Supply and Sale Services Framework Agreement is beneficial to the Company as it will increase the overall revenue of the Company as well as assist the development and market expansion for the Company’s products.

LETTER OF ADVICE FROM SHENYIN WANGUO CAPITAL (H.K.) LIMITED

We note that the terms for sale of petrochemical products under the Renewed Mutual Product Supply and Sale Services Framework Agreement remain the same as compared to the Existing Mutual Product Supply and Sale Services Framework Agreement. The types of petrochemical products to be supplied by the Company to China Petroleum & Chemical Corporation and its associates under the Renewed Mutual Product Supply and Sale Services Framework Agreement include butadiene, benzene, PX and EG. China Petroleum & Chemical Corporation and its associates will settle payment for their purchases of the Company’s petrochemical products by way of cash payments in accordance with the payment terms set out in each of the individual sales contracts for the sale of such petrochemical products.

Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the sale of petrochemical products to China Petroleum & Chemical Corporation and its associates is determined according to the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs;

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

Based on the above pricing policy, the sales prices of petrochemical products will be set in the order from (a) to (c). We note from the Letter from the Board that the sales prices to be charged by the Company will be determined in accordance with market prices. We have reviewed and compared the pricing terms under the contracts in relation to sales of petrochemical products provided to us by the Company and entered into between the Company with an associate of China Petroleum & Chemical Corporation and an independent third party, respectively. We note that the sales prices of the relevant petrochemical product charged to the associate of China Petroleum & Chemical Corporation are basically in line with the prevailing market prices paid by the independent third party.

Having considered the above, we are of the view that the aforesaid terms of the sales of petrochemical products are on normal commercial terms, fair and reasonable so far as the Company and the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

LETTER OF ADVICE FROM SHENYIN WANGUO CAPITAL (H.K.) LIMITED

(iv)	Property leasing

The Company has been providing leasing services of certain housing units at Huamin Empire Plaza, No.728, Yanan Road West, Shanghai, the PRC to China Petroleum & Chemical Corporation and its associates under the Existing Mutual Product Supply and Sale Services Framework Agreement. Taking into account (a) the solid financial background and reputation of China Petroleum & Chemical Corporation; and (b) the fact that China Petroleum & Chemical Corporation is able to rent many rooms for a relatively long period of time, the Board proposes the Company to continue leasing the property to China Petroleum & Chemical Corporation and its associates in the future. We consider that the provision of property leasing services under the Renewed Mutual Product Supply and Sale Services Framework Agreement is beneficial to the Company as it will increase the overall revenue of the Company.

Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the leasing of property to China Petroleum & Chemical Corporation and its associates is priced in accordance with the then market prices. We note that the pricing basis for property leasing remains the same as compared to the Existing Mutual Product Supply and Sale Services Framework Agreement. The Company will generally receive rental payments in cash payments in accordance with the rental payment terms set out in the individual lease agreement. We have reviewed and compared the unit rental payable under the lease agreements in respect of certain units at Huamin Empire Plaza provided to us by the Company and entered into between the Company with Jinshan Associated Trading (being a connected person of the Company as stated above) and an independent third party, respectively. We note that the unit rental currently payable by Jinshan Associated Trading is basically in line with the prevailing market rate payable by the independent third party.

Based on the above, we are of the view that the aforesaid terms of the property leasing services under the Renewed Mutual Product Supply and Sale Services Framework Agreement are on normal commercial terms, fair and reasonable so far as the Company and the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

(v)	Agency sale of petrochemical products

The Company has in the past, in the ordinary and usual course of business, entered into non-exclusive sales arrangements with China Petroleum & Chemical Corporation and its associates pursuant to which China Petroleum & Chemical Corporation and its associates will, on behalf of the Company, procure purchasers for the Company’s petrochemical products, including resins, synthetic fibre monomers and polymers, synthetic fibres, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products, on a commission basis.

LETTER OF ADVICE FROM SHENYIN WANGUO CAPITAL (H.K.) LIMITED

As set out in the Letter from the Board, trading, distribution and marketing of the Company’s products are important elements in the success of the business of the Company. The Company considers that by appointing China Petroleum & Chemical Corporation and its associates as its sales agent, it will benefit from China Petroleum & Chemical Corporation’s experience, expertise and strong global network, increase the sales of its petrochemical products, avoid horizontal trade competition with China Petroleum & Chemical Corporation and its associates and further improve the Company’s bargaining position with customers. We note from China Petroleum & Chemical Corporation’s 2009 annual report that China Petroleum & Chemical Corporation’s competitive strengths are mainly reflected in (a) its leading market position in the production and sales of refined oil products in the PRC; (b) its status as the largest petrochemical products producer in the PRC; (c) its strategic market position in PRC’s highest economic growth areas; (d) its well-established, highly efficient and cost effective sales and distribution network; (e) its integrated business structure with strong resistance against industry cyclical risks; and (f) its well-recognised brand and excellent reputation. China Petroleum & Chemical Corporation and its subsidiaries sell a wide range of petrochemical products including basic organic chemicals, synthetic resin, monomers and polymers for synthetic fiber, synthetic fiber, synthetic rubber and chemical fertilizer. In 2009, their sales of petrochemical products reached over RMB197.3 billion. After taking into account the above, we are of the view that the agency sale of the Company’s petrochemical products under the Renewed Mutual Product Supply and Sale Services Framework Agreement is beneficial to the Company as it will assist the Company in broadening its distribution network and expanding the sales of its petrochemical products.

Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the commissions payable to China Petroleum & Chemical Corporation and its associates in connection with the agency sale of the Company’s petrochemical products are determined on the prevailing market commission rates for agency sale of the Company’s petrochemical products. The Company will pay the commissions by way of cash payments generally on a monthly basis.

We note that the pricing policy for agency sale of the Company’s petrochemical products under the Renewed Mutual Product Supply and Sale Services Framework Agreement remains the same as compared to the Existing Mutual Product Supply and Sale Services Framework Agreement. Based on our review of the contracts supplied to us by the Company, we are of the view that the commission rate offered by an associate of China Petroleum & Chemical Corporation to the Company in relation to agency sale of the Company’s petrochemical products is not less favourable than the prevailing market commission rate charged by the Group to independent third party.

In consideration of the above, we are of the view that the aforesaid terms of the agency sales of petrochemical products are on normal commercial terms, fair and reasonable so far as the Company and the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

LETTER OF ADVICE FROM SHENYIN WANGUO CAPITAL (H.K.) LIMITED

IV.	The Annual Caps

Set out below is a summary of (i) the historical transaction amounts of the continuing connected transactions under the Existing Mutual Product Supply and Sale Services Framework Agreement for each of the two years ended 31 December 2009 and the six months ended 30 June 2010; (ii) the annual caps relating to the continuing connected transactions under the Existing Mutual Product Supply and Sale Services Framework Agreement for each of the two years ended 31 December 2009 and the year ending 31 December 2010; and (iii) the Annual Caps proposed for each of the three years ending 31 December 2013:

	Historical transaction amounts			Previous annual caps			Annual Caps
	Year ended 31 December		Six months ended 30 June	Year ended 31 December		Year ending 31 December	Year ending 31 December
	2008	2009	2010	2008	2009	2010	2011	2012	2013
	(RMB million)	(RMB million)	(RMB million)	(RMB million)	(RMB million)	(RMB million)	(RMB million)	(RMB million)	(RMB million)

Purchase of raw materials	42,734	24,263	15,986	53,000	63,000	73,000	47,300	57,700	81,000

Sale of petroleum products	24,682	20,313	13,030	28,000	36,500	45,000	36,600	52,000	75,000

Sale of petrochemical products	4,607	6,289	5,188	7,000	8,500	11,000	16,100	17,400	20,900

Property leasing	14	15	9	28	30	33	28	31	32

Agency sale of petrochemical products	146	116	84	250	310	380	290	310	390

In assessing the fairness and reasonableness of the Annual Caps, we have reviewed the following factors:

(i)	Purchase of raw materials

As stated in the Letter from the Board, the annual caps relating to the purchase of raw materials under the Renewed Mutual Product Supply and Sale Services Framework Agreement are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of purchases of raw materials from or via China Petroleum & Chemical Corporation and its associates;

(b)	the Company’s estimate of its business growth;

(c)	the Company’s estimate of the increase in its production capacity;

(d)	the Company’s estimate of the increases in the price of raw materials; and

LETTER OF ADVICE FROM SHENYIN WANGUO CAPITAL (H.K.) LIMITED

(e)	the Company’s estimate of the impact of possible price fluctuations brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market, apart from the price fluctuations brought by ordinary demand and supply balance.

As advised by the Company, the implementation of the refinery revamping and expansion project, which includes the construction of a 3,900,000-tons/year residue oil hydrotreating plant and a 3,500,000-tons/year catalytic cracker, is expected to further enhance the Company’s capacity and depth of crude oil processing, leading to increases in the Company’s demand for petrochemical raw materials including crude oil and other materials and goods. According to the information provided by the Company, the construction of the aforesaid facilities is expected to complete in 2012.

China Petroleum & Chemical Corporation and its associates (China International United Petroleum & Chemicals Co., Ltd. and Sinopec Pipeline Transport and Storage Company), acting as the Company’s agent, currently handle sourcing and transportation of about  2/3 of the crude oil the Company processes. As stated in the Letter from the Board, the proposed annual cap for the year ending 31 December 2013 will increase to a larger extent as compared to the annual caps of 2011 and 2012 principally due to the Company’s estimation that its crude oil processing capacity would increase after the implementation of the refinery revamping and expansion project as mentioned above, and that the prices of international crude oil and other materials may further increase which will directly lead to an increase in the purchase price of the Company’s raw materials. The annual caps include FOB price, the stage-one cost of delivery to the crude oil terminal in Ningbo by very large crude carriers, the stage-two cost of delivery to the Company through Ningbo-Shanghai-Nanjing pipeline plus shipping loss and port administration fee. As further disclosed in the Letter from the Board, crude oil constitutes a very big portion of the annual caps for the purchase of raw materials, and the caps are closely linked to the level of crude oil prices. According to the Company’s 2008 and 2009 annual reports as well as its 2010 interim report, crude oil costs accounted for approximately 71.5%, 58.8% and 60.3% of the Group’s cost of sales for the two years ended 31 December 2009 and for the six months ended 30 June 2010 respectively. We note that international crude oil prices fluctuated within a broad range during the last two years. In 2008, after reaching an all-year high of US$145.29 per barrel on 3 July 2008, the West Texas Intermediate (“WTI”) crude oil closing price on the New York Mercantile Exchange began to fall and hit an all-year low price of US$31.41 per barrel on 22 December 2008. During that year, the annual average WTI crude oil price was approximately US$99.92 per barrel. During 2009, the WTI crude oil price recorded a low of US$33.98 per barrel on 12 February 2009, and then rebounded and reached a high of US$81.04 per barrel on 21 October 2009. In 2009, the annual average WTI crude oil price was approximately US$61.99 per barrel, representing a decrease of about 38.0% from that in the previous year. We also note that in the first ten months of 2010, the average WTI crude oil price increased by about 25.9% over the previous year to approximately US$78.02 per barrel. On this basis, we consider it is acceptable that the Company takes into account the effect of the possible increases in crude oil prices in determining the annual caps for the three years ending 31 December 2013 to provide the Company with flexibility to continue purchasing raw materials from China Petroleum & Chemical Corporation and its associates in the event of increases in market prices of raw materials during 2011 to 2013.

LETTER OF ADVICE FROM SHENYIN WANGUO CAPITAL (H.K.) LIMITED

Having considered the above, we are of the view that the basis for determining the proposed annual caps relating to the purchase of raw materials is fair and reasonable so far as the Independent Shareholders are concerned.

(ii)	Sale of petroleum products

As stated in the Letter from the Board, the annual caps relating to the sale of petroleum products under the Renewed Mutual Product Supply and Sale Services Framework Agreement are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the sale of petroleum products to China Petroleum & Chemical Corporation and its associates;

(b)	the current prices of petroleum products and expectations on the improvement of the State’s petroleum products pricing mechanism;

(c)	the Company’s estimate of the increase in international crude oil prices;

(d)	the Company’s estimate of the increase in its production capacity of petroleum products; and

(e)	the Company’s estimate of the impact of possible price fluctuations brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market, apart from the price fluctuations brought by ordinary demand and supply balance.

As advised by the Company, the implementation of the refinery revamping and expansion project, which includes the construction of a 3,900,000-tons/year residue oil hydrotreating plant and a 3,500,000-tons/year catalytic cracker, is expected to further enhance the Company’s production capacity of petroleum products. Accordingly, the Company expects the sale of its petroleum products to increase substantially as a result of the production capacity expansion. According to the information provided by the Company, the construction of the aforesaid facilities is expected to complete in 2012.

Moreover, as stated in the Letter from the Board, the proposed annual caps for the three years ending 31 December 2013 will increase as compared to the previous annual caps primarily due to the Company’s expectation of the further increase in price of petroleum products following the increase in price of raw materials and of the aforesaid increase in the Company’s production capacity of petroleum products. We understand that crude oil is a major raw material in the Group’s production of petroleum products. As discussed in the paragraph headed “Purchase of raw materials” in the section headed “Annual Caps” above, the average WTI crude oil price during the first ten months of 2010 has increased by about 25.9% as compared to the annual average WTI crude oil price in 2009. On this basis, we consider it is acceptable for the Company to take into consideration the effect of the possible increases in raw material prices, which will in turn lead to increases in the prices of petroleum products, in determining the relevant annual caps for the three years ending 31 December 2013.

LETTER OF ADVICE FROM SHENYIN WANGUO CAPITAL (H.K.) LIMITED

Having considered the above, we are of the view that the basis for determining the proposed annual caps relating to the sale of petroleum products is fair and reasonable so far as the Independent Shareholders are concerned.

(iii)	Sale of petrochemical products

As stated in the Letter from the Board, the annual caps relating to the sale of petrochemical products under the Renewed Mutual Product Supply and Sale Services Framework Agreement are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the sale of its petrochemical products to China Petroleum & Chemical Corporation and its associates;

(b)	the Company’s estimate of the increase in the costs of raw materials;

(c)	the Company’s estimate of the increase in its production capacity of petrochemical products;

(d)	the Company’s estimate of the increase in the market prices of petrochemical products; and

(e)	the Company’s estimate of the impact of possible price fluctuations brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market, apart from the price fluctuations brought by ordinary demand and supply balance.

As advised by the Company, the implementation of the refinery revamping and expansion project as mentioned above, together with the expected completion of other projects such as installation of 10,000-tons/year isopentene plant in 2011, 1,500-tons/year carbon fiber plant in 2012 and 100,000-tons/year EVA plant in 2011, will substantially increase the production capacity of petrochemical products of the Company. Accordingly, the Company expects the sale of its petrochemical products to increase substantially as a result of the production capacity expansion.

LETTER OF ADVICE FROM SHENYIN WANGUO CAPITAL (H.K.) LIMITED

As disclosed in the Letter from the Board, the proposed annual caps for the three years ending 31 December 2013 will substantially increase as compared to the previous annual caps primarily due to the increase in the production capacity of the Company as mentioned above and the business expansion and change of trade mode of Jinshan Associated Trading. We note that Jinshan Associated Trading is principally engaged in import and export of petrochemical products and equipment. As advised by the Company, its estimates of the proposed annual caps are also based on the anticipated increase in the transaction amounts in relation to the import and export of intermediate petrochemicals by Jinshan Associated Trading for China Petroleum & Chemical Corporation and its associates.

Having considered the above, we are of the view that the basis for determining the proposed annual caps relating to the sale of petrochemical products is fair and reasonable so far as the Independent Shareholders are concerned.

(iv)	Property leasing

As stated in the Letter from the Board, the annual caps relating to the leasing of property under the Renewed Mutual Product Supply and Sale Services Framework Agreement are determined with reference to:

(a)	the market prices of similar properties in Shanghai in the past three years; and

(b)	the Company’s estimate of the increase in rental prices for office properties in Shanghai.

We note that the proposed annual caps in relation to property leasing to China Petroleum & Chemical Corporation and its associates for the three years ending 31 December 2013 of RMB28 million, RMB31 million and RMB32 million, respectively are set at levels similar to the previous annual caps of RMB28 million, RMB30 million and RMB33 million for the two years ended 31 December 2009 and the year ending 31 December 2010 respectively.

As referred to in the quarterly research report headed “The Knowledge Report – Shanghai Grade A Office Market” issued by Colliers International in October 2010, rental rates of office property in Changning district, in which Huamin Empire Plaza is located, increased slightly in the third quarter of 2010. Moreover, it is forecasted that overall Shanghai office market rental growth will commence in late 2012.

Taking into account the additional premises that may be leased to China Petroleum & Chemical Corporation and its associates for the three years ending 31 December 2013 and the possible growth in overall office market rental as mentioned above, we consider that the basis for determining the proposed annual caps relating to property leasing is fair and reasonable so far as the Independent Shareholders are concerned.

LETTER OF ADVICE FROM SHENYIN WANGUO CAPITAL (H.K.) LIMITED

(v)	Agency sale of petrochemical products

As stated in the Letter from the Board, the annual caps relating to the agency sale of petrochemical products under the Renewed Mutual Product Supply and Sale Services Framework Agreement are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of agency sale of petrochemical products through China Petroleum & Chemical Corporation and its associates;

(b)	the Company’s estimate of the increase in petrochemical product prices resulting from the increase in international crude oil prices; and

(c)	the Company’s estimate of its increase in production capacity.

As advised by the Company, the implementation of the refinery revamping and expansion project as mentioned above, together with the expected completion of other projects such as installation of 10,000-tons/year isopentene plant in 2011, 1,500-tons/year carbon fiber plant in 2012 and 100,000-tons/year EVA plant in 2011, will further increase the production capacity of petrochemical products of the Company. Accordingly, the Company expects the agency sale of its petrochemical products to increase substantially as a result of the production capacity expansion.

Having considered the above, we are of the view that the basis for determining the proposed annual caps relating to the agency sale of petrochemical products is fair and reasonable so far as the Independent Shareholders are concerned.

Overall, having considered the above, we are of the view that the basis adopted by the Company in determining the Annual Caps is fair and reasonable so far as the Company and the Independent Shareholders are concerned.

V.	Listing Rules implications

The Company shall comply with the requirements of Rule 14A.37 and 14A.38 of the Hong Kong Listing Rules pursuant to which the transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement shall be subject to the annual review by the independent non-executive Directors and the auditors of the Company over the term of the Renewed Mutual Product Supply and Sale Services Framework Agreement.

LETTER OF ADVICE FROM SHENYIN WANGUO CAPITAL (H.K.) LIMITED

Each year, the independent non-executive Directors must review the continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement and confirm in the annual report and accounts of the Company that the transactions have been entered into:

(i)	in the ordinary and usual course of business of the Company;

(ii)	either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and

(iii)	in accordance with the Renewed Mutual Product Supply and Sale Services Framework Agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

In addition, each year, the auditors of the Company must provide a letter to the Board (with a copy provided to The Stock Exchange of Hong Kong Limited at least 10 business days prior to the bulk printing of the Company’s annual report), confirming that the continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement:

(i)	have received the approval of the Board;

(ii)	are in accordance with the pricing policies of the Company;

(iii)	have been entered into in accordance with the Renewed Mutual Product Supply and Sale Services Framework Agreement; and

(iv)	have not exceeded the Annual Caps.

Given the above stipulated requirements for the continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement pursuant to the Hong Kong Listing Rules, we are of the view that there are appropriate measures in place to monitor the transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement and safeguard the interests of the Independent Shareholders.

LETTER OF ADVICE FROM SHENYIN WANGUO CAPITAL (H.K.) LIMITED

RECOMMENDATION

Having considered the above principal factors and reasons, we are of the opinion that (i) the continuing connected transactions contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement are carried out in the ordinary and usual course of business of the Company; (ii) the terms of the Renewed Mutual Product Supply and Sale Services Framework Agreement are on normal commercial terms, fair and reasonable so far as the Company and the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole; and (iii) the Annual Caps are fair and reasonable. Accordingly, we would recommend the Independent Shareholders, and advise the Independent Board Committee to recommend to the Independent Shareholders, to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Renewed Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contained therein, as well as the Annual Caps.

Yours faithfully, For and on behalf of
Shenyin Wanguo Capital (H.K.) Limited
Willis Ting	Tanny Chau
Managing Director	Director

APPENDIX I	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENTS

This circular for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS

(a)	Interests and short positions of the Directors, the Supervisors and the senior management of the Company in competing business

As at the Latest Practicable Date, none of the Directors, the Supervisors and the senior management of the Company so far as is known to them, any of their respective associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

(b)	Interests and short positions of the Directors, the Supervisors and the senior management of the Company in its shares, underlying shares and debentures

As at the Latest Practicable Date, other than Mr. Rong Guangdao, an executive Director and the Chairman of the Company, who holds 3,600 A shares in the Company, none of the Directors, the Supervisors or the senior management of the Company had any interests or short positions in any shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO), or which were required to be recorded in the register to be kept under section 352 of the SFO or as notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Hong Kong Listing Rules.

As at the Latest Practicable Date, none of the Directors, the Supervisors and the senior management of the Company and their respective spouses and children under 18 years of age had been granted by the Company or had exercised any right to subscribe for Shares or debentures of the Company or any of its associated corporations.

APPENDIX I	GENERAL INFORMATION

(c)	Interests and short positions of substantial shareholders and other persons in the shares and the underlying shares of the Company

As at the Latest Practicable Date, the interests and short positions of substantial shareholders (being persons who are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company) and other persons who have an interest or short position in the shares and the underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital were as set out in the tables below:

(i)	Interests in the shares of the Company

					Approximate shareholdings as a percentage (%) of:
Name of shareholder	Type of interests	Class of shares	Number of shares held		The relevant class of shares		The total issued share capital of the Company
China Petroleum & Chemical Corporation	Beneficial owner	Non-circulating Domestic promoter’s legal person shares	4,000,000,000	(L)	82.14	(L)	55.56
China Petrochemical Corporation (Note)	Attributable interests	Non-circulating Domestic promoter’s legal person shares	4,000,000,000	(L)	82.14	(L)	55.56
JP Morgan Chase & Co	Beneficial owner	H-shares	151,339,952	(L)	6.50	(L)	2.10	(L)
			0	(S)	0.00	(S)	0.00	(S)
			31,064,100	(P)	1.33	(P)	0.43	(P)

(L) — long position; (S) — short position; (P) — lending pool

Note:	Based on the information available to the Directors of the Company on the website of HKEX and so far as the Directors are aware, as at the Latest Practicable Date, China Petrochemical Corporation holds 65,758.044 million domestic shares in China Petroleum & Chemical Corporation, representing 75.84% of the total issued share capital of China Petroleum & Chemical Corporation. By virtue of such relationship, China Petrochemical Corporation is deemed interested in the 4,000 million domestic promoter’s legal person shares of the Company directly held by China Petroleum & Chemical Corporation.

APPENDIX I	GENERAL INFORMATION

(ii)	Interests in the subsidiaries of the Company

	Shareholders other than the Company
Name of subsidiary (Note)	Name of shareholder (Note)		Shareholding percentage (%) in the subsidiary
Shanghai Jinpu Plastics Packaging Materials Company Limited	(i)	ITOCHU Corporation	30
	(ii)	Shanghai Jinshan Industrial Investment & Development Company Limited	20

BOC-SPC Gases Co., Ltd.	BOC (China) Holdings Company Ltd.		50

China Jinshan Associated Trading Corporation	(i)	Sinopec Chemical Sales Company Limited.	22.67

	(ii)	Shanghai Overseas Company	10

Shanghai Jinchang Engineering Plastics Company Limited	(i)	ITOCHU Corporation	15
	(ii)	CHISSO Petrochemical Corporation	25

Zhejiang Jin Yong Acrylic Fibre Company Limited	(i)	Zhejiang Development and Asset Operation Company Limited	20

	(ii)	Ningbo Development Investment Group Company Limited	5

Shanghai Golden Phillips Petrochemical Company Limited		Chevron Phillips Chemical LLP	40

Note:	The English names of certain companies referred herein represent the Company’s best efforts at translating the Chinese names of these companies as no English names have been registered.

Save as disclosed above, as at the Latest Practicable Date, so far as the Directors of the Company are aware of, no person (not being a Director or chief executive of the Company) had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 under Part XV of the SFO, or, who is directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company or held any option in respect of such capital.

APPENDIX I	GENERAL INFORMATION

As at the Latest Practicable Date, none of the Directors, proposed Directors or expert had any direct or indirect interest in any asset which had since 31 December 2009, being the date to which the latest published audited financial statements of the Company were made up, been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group since 31 December 2009, being the date to which the latest published audited financial statements of the Company were made up, and which was significant in relation to the business of the Group.

As at the Latest Practicable Date, Mr. Lei Dianwu and Mr. Xiang Hanyin are employees of China Petroleum & Chemical Corporation. The interest of China Petroleum and Chemical Corporation is disclosed in the table on page 53 of the circular. As at the Latest Practicable Date, none of the directors of the Company are also directors of China Petroleum & Chemical Corporation and China Petrochemical Corporation.

3.	LITIGATION

Neither the Company nor any of its subsidiaries is engaged in litigation or arbitration of material importance and there is no litigation or claim of material importance pending or threatened against the Company or any of its subsidiaries.

4.	EXPERT’S QUALIFICATION, DISCLOSURE OF INTERESTS AND CONSENT

Shenyin Wanguo, a licensed corporation under the SFO to carry on type 1 (dealing in securities), type 4 (advising on securities), and type 6 (advising on corporate finance) regulated activities under the SFO. As at the Latest Practicable Date, Shenyin Wanguo did not have any direct or indirect shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, Shenyin Wanguo did not have any direct or indirect interests in any assets which had since 31 December 2009 (being the date to which the latest published audited consolidated accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

Shenyin Wanguo has given and has not withdrawn its written consent to the issue of this circular with the inclusion therein of its letter and references to its name in the form and context in which they appear.

5.	SERVICE CONTRACTS

At the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with any member of the group which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

APPENDIX I	GENERAL INFORMATION

6.	MATERIAL ADVERSE CHANGES

There has been no material adverse change in the financial or trading position of the Group since 31 December 2009, the date to which the latest published audited accounts of the Company have been made up.

7.	MISCELLANEOUS

(a)	The company secretary of the Company is Zhang Jingming, a senior economist.

(b)	The registered office of the Company is at 48 Jinyi Road, Jinshan District, Shanghai 200540, People’s Republic of China.

(c)	The share registrars and transfer office for the Company’s H-shares are Computershare Hong Kong Investor Services Limited, at 17/F, Hopewell Centre, 183 Queen Road East, Wanchai, Hong Kong.

(d)	The English text of this circular shall prevail over the Chinese text.

8.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the registered offices of Freshfields Bruckhaus Deringer, 11th Floor, Two Exchange Square, Central, Hong Kong, and at the registered office of the Company, 48 Jinyi Road, Jinshan District, Shanghai 200540, PRC, from the date of this circular up to and including 11 December 2010:

(a)	the Renewed Framework Agreements;

(b)	the Existing Framework Agreements;

(c)	the letter of consent from Shenyin Wanguo dated 26 November 2010;

(d)	the letter of advice from Shenyin Wanguo to the Independent Board Committee dated 26 November 2010, the text of which is set out on pages 34 to 51 of this circular;

(e)	the letter from the Independent Board Committee dated 26 November 2010, the text of which is set out on pages 32 to 33 of this circular; and

(f)	minutes for the 17th meeting of the sixth session of the Board held on 11 November 2010.

APPENDIX II	BIOGRAPHICAL DETAILS OF MR. WANG ZHIQING

Biographical details of Mr. Wang Zhiqing are as follows:

Wang Zhiqing, 48, currently President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Wang joined Sinopec Group in 1983 and held various positions including Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in-Charge of the preparatory team for the complex’s chemical fiber plant, and then Deputy Chief Engineer of the complex cum Director of the chemical fiber plant. From June 1999 to December 2001, Mr. Wang was Chief Engineer of Luoyang Petrochemical Complex. From February 2000 to December 2001, Mr. Wang was Vice President cum Chief Engineer of Sinopec Luoyang Company. From December 2001 to October 2006, Mr. Wang was President of Sinopec Luoyang Company. From July 2005 to May 2007, Mr. Wang was the Leader of the preparatory team for a Sinopec refinery project in Guangxi. From October 2006 to December 2008, Mr. Wang was President of Sinopec Jiujiang Company. From October 2006 to July 2010, Mr. Wang was President of Jiujiang Petrochemical Complex. From December 2008 to July 2010, Mr. Wang was General Manager of Sinopec Jiujiang Company. Mr. Wang was appointed President and Deputy Secretary of the Communist Party Committee of the Company in July 2010. Mr. Wang graduated from the East China Petroleum Institute with a Bachelor of Engineering in 1983, majoring in refinery engineering, and graduated from China University of Petroleum (East China) with a Doctorate in Engineering in 2006, majoring in chemical engineering and technology. He is a senior engineer by professional title.

Save as disclosed above, Mr. Wang is not a related party of the Company or the controlling shareholder or de facto controller of the Company thereof, nor holds any shares in the Company. Mr. Wang has never been subject to any punishment by the China Securities Regulatory Commission or other relevant department or to any sanction by any stock exchange.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Risk Warning Announcement Regarding the Development of Share Reform of the Company

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and that there are no false presentations or misleading statements contained in, or material omissions from, this announcement.

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published domestically pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange, and is made pursuant to the disclosure obligations under Rule 13.09 (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Important Notice:

•	The Company will not be able to disclose the share reform (“Share Reform”) plan within one month. Investors should be aware of the investment risk.

•

At present, the number of shares held by the holders of non-circulating shares of the Company who have submitted Share Reform proposals fails to reach two-thirds of the total number of shares as required by the Measures on Administration of Share Reform of Listed Companies.

1. Current Status on Share Reform Proposal by the Holders of Non-Circulating Shares of the Company

At present, the number of shares held by the holders of non-circulating shares of the Company who have submitted Share Reform proposals fails to reach two-thirds of the total number of shares as required by the Measures on Administration of Share Reform of Listed Companies.

2. Status on the Sponsor Institution for the Company’s Share Reform

The Company has thus far not entered into any share reform sponsor contract with any sponsor institution.

3 Confidentiality and Liabilities of the Directors

All directors of the Company have confirmed and expressly informed the concerned parties that they shall observe their confidentiality obligations pursuant to Article 7 of the Measures on Administration of Share Reform of Listed Companies and other regulations.

All directors of the Company warrant that they shall timely disclose relevant matters regarding the Share Reform according to Article 7.3, Article 7.4 and other provisions of the Rules Governing the Listing of Stocks.

All directors of the Company acknowledge that they are aware of the sanction rules regarding information disclosure that fails to comply with relevant regulations and insider trading as set forth in the Criminal Law, the Securities Law and the Measures on Administration of Share Reform of Listed Companies and other regulations.

The Company hereby publishes the aforesaid information.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, November 26, 2010

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wu Haijun, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.